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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Smithtown Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

832449102

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages.

Exhibit Index located on Page 17	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 832449102	Page 2 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 650,000
9. Sole Dispositive Power
10. Shared Dispositive Power 650,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.37%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 3 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 378,400
9. Sole Dispositive Power
10. Shared Dispositive Power 378,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.55%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 4 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 10,100
9. Sole Dispositive Power
10. Shared Dispositive Power 10,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.07%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 5 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 32,300
9. Sole Dispositive Power
10. Shared Dispositive Power 32,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.22%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 6 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 160,400
9. Sole Dispositive Power
10. Shared Dispositive Power 160,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.08%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 7 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 57,200
9. Sole Dispositive Power
10. Shared Dispositive Power 57,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.38%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 8 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, LP
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 175,600
9. Sole Dispositive Power
10. Shared Dispositive Power 175,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.18%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 9 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 64,400
9. Sole Dispositive Power
10. Shared Dispositive Power 64,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.43%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 10 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 150,000
9. Sole Dispositive Power
10. Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.01%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 832449102	Page 11 of 17 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 650,000
9. Sole Dispositive Power
10. Shared Dispositive Power 650,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.37%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Smithtown Bancorp, Inc. (the “Issuer”) with its principal office at 100 Motor Parkway, Suite 160, Hauppauge, New York 11788.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), and Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MLC (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) MLC, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, (ix) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII., MO, MLC, and MLCO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII, and MLC are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, MLC, MLCO, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, SCP, MLC, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO and MLCO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, MHFII, MLC, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, SCP MO, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, SCP, MLCO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, SCP, MLC, and MLCO is $130,600, $371,343, $1,857,200, $660,749, $1,500,000, $1,775,532, and $644,000 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 14,858,522 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on June 1, 2009:

(i)	MP beneficially owned 10,100 shares of Common Stock, constituting 0.07% of the shares outstanding.

(ii)	MHF beneficially owned 32,300 shares of Common Stock, constituting approximately 0.22% of the shares outstanding.

(iii)	MHFII beneficially owned 160,400 shares of Common Stock, constituting approximately 1.08% of the shares outstanding.

(iv)	MO beneficially owned 57,200 shares of Common Stock, constituting approximately 0.38% of the shares outstanding.

(v)	MLCO beneficially owned 64,400 shares of Common Stock, constituting approximately 0.43% of the shares outstanding.

(vi)	MLC beneficially owned 175,600 shares of Common Stock, constituting approximately 1.18% of the shares outstanding.

(vii)	SCP beneficially owned 150,000 shares of Common Stock, constituting approximately 1.01% of the shares outstanding.

(viii)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, MLC, MLCO, and SCP under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 4.37% of the shares outstanding.

(ix)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and MLC under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 2.55% of the shares outstanding.

(x)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the shares owned by MP, MHF, MHFII, MO, MLC, MLCO, and SCP, which constitutes approximately 4.37% of the shares outstanding.

(xi)	In the aggregate, the Reporting Persons beneficially own 650,000 shares of Common Stock, constituting approximately 4.37% of the shares outstanding.

(xii)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO and MLCO have the power to dispose of and to vote the shares of Common Stock beneficially owned by each. MO and MLCO are each a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior September 14, 2009 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
9/1/09	Sale	13.3450	(500)
9/2/09	Sale	13.0150	(3,600)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
9/1/09	Sale	13.3450	(300)
9/2/09	Purchase	13.0250	1,700

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
9/1/09	Purchase	13.3550	500
9/2/09	Sale	13.0150	(1,600)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
9/1/09	Purchase	13.3550	300
9/2/09	Purchase	13.0250	3,500

Transactions by MLC last 60 days

Date	Transaction	Price	Shares
9/2/09	Purchase	13.0250	200

Transactions by MLCO last 60 days

Date	Transaction	Price	Shares
9/1/09	Sale	13.0150	(200)

Transactions by SCP last 60 days

Date	Transaction	Price	Shares
9/9/09	Sale	13.2509	(6,400)
9/10/09	Sale	13.0693	(28,700)
9/11/09	Sale	13.0591	(14,900)
9/14/09	Sale	12.9900	(20,000)
9/15/09	Sale	12.8532	(25,900)
9/16/09	Sale	12.7562	(54,100)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2009

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
By:	/s/ Terry Maltese		Director
Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: September 23, 2009

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	President		President

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
Terry Maltese
By:	/s/ Terry Maltese		President
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
President

Malta MLC Fund, LP		Malta MLC Offshore Fund, LTD

By:	SOAM Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
By:	/s/ Terry Maltese		Director
Terry Maltese
Managing Member